06008790

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53490

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/05 (MM/DD/YY) AND ENDING 03/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saxony Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

86 Kendrick Plaza
(No. and Street)

St. Louis (City) MO (State) 63119 (Zip Code)

PROCESSED
JUL 17 2006
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Griffard (314) 963-9336
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 30 2006
WASH, D.C.
152

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

7/13/06

OATH OR AFFIRMATION

I, Richard E. Griffard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saxony Securities, Inc., as of March 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Richard E. Griffard
Signature

President
Title

Patricia Miller
Notary Public

PATRICIA MILLER
Notary Public - State of Missouri
County of St. Louis
My Commission Expires Dec. 18, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAXONY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2006

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Saxony Securities, Inc.

We have audited the accompanying statement of financial condition of Saxony Securities, Inc. as of March 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Untied States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Saxony Securities, Inc. as of March 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
May 5, 2006

SAXONY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2006

ASSETS

Cash and cash equivalents	$ 770,469
Receivable from broker/dealers	413,062
Furniture, equipment and software, at cost net of $34,884 accumulated depreciation	83,323
Other assets	51,478
TOTAL ASSETS	$ 1,318,332

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable	$ 34,442
Commissions payable	513,091
Payable to broker/dealers	43,671
Reserve for contingencies	83,678
Total Liabilities	$ 674,882
SHAREHOLDERS' EQUITY	
Preferred stock, voting, 10% non-cumulative, $5 par value; authorized 4,000 shares; issued and outstanding 3,000 shares	$ 15,000
Common stock, $1 par value; authorized 18,000 shares, issued and outstanding 11,498 shares;	11,498
Additional paid-in capital	608,502
Retained earnings	8,450
Total Shareholders' Equity	$ 643,450
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,318,332

The accompanying notes are an integral part of this financial statement.

SAXONY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2006

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Missouri on July 13, 2001. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities. Operations began during February 2002.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when purchased by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Concentration of Risk - Substantially all the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Furniture, equipment and software - Depreciation is provided using the straight-line method over three, five and ten year periods.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc. the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the

NOTE 2 - NET CAPITAL REQUIREMENTS - (Continued)

ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2006 the Company's net capital and required net capital were $468,882 and $50,000 respectively. The ratio of aggregate indebtedness to net capital was 144%.

NOTE 3 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company's customers may enter into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include options, mortgage-backed to-be-announced securities (TBA's) and securities purchased and sold on a when-issued basis. These derivative financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk. In addition, the Company's customers may sell securities that they do not currently own and will, therefore, be obligated to purchase such securities at a future date.

Since the Company enters into the aforementioned transactions only for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these derivative and other off-balance sheet financial instruments, as mentioned below.

Clearing Agreement - To facilitate securities transactions, including the aforementioned transactions, on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In

NOTE 3 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - (Continued)

consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity. The Company has deposited $100,000 with the Clearing Broker/dealer to assure the Company's performance under the agreement and this amount is included in the "Receivable from broker/dealers" on the statement of financial condition. The agreement may be terminated by either party with 90 days prior notification.

NOTE 4 - LEASE COMMITMENTS

Occupancy - The Company is party to a noncancellable lease agreement for office space that expires March 31, 2009. Terms of the agreement provide for two renewal options each having a three year period. The annualized rate for the first renewal option period is $43,750 and $45,500 for the second renewal option period. The total expenditure for office space for the year ended March 31, 2006 was $58,746. This amount includes additional charges pursuant to the lease agreement. The net expense for the year was $42,846, which equals the total expenditure less $15,900 received from subleases for a portion of the leased space. The subleases have month to month terms.

Quotation and Communication Service Leases - The Company has entered into noncancellable leases for two quotation services and a communication service. The quotation service agreements are due to expire May 3, 2008 and June 29, 2008 and the communication service agreement expires August 1, 2008. Total expenses relating to these agreements for the year ended March 31, 2006 were $27,391 for quotation services and $5,636 for the communication services.

NOTE 4 - LEASE COMMITMENTS - (Continued)

Future minimum lease payments for these leases, exclusive of additional payments which may be required, are as follows:

Year Ended March 31	Total	Occupancy	Quotations	Communications
2007	$ 83,172	$ 40,248	$ 36,600	$ 6,324
2008	83,172	40,248	36,600	6,324
2009	51,208	42,000	7,100	2,108
Total	$ 217,552	$ 122,496	$ 80,700	$ 14,756

NOTE 5 - INCOME TAXES

The Company reports its taxable income for federal and state income tax purposes using a calendar year.

NOTE 6 - RELATED PARTY TRANSACTIONS

Through common ownership and management the Company is affiliated with Saxony Financial Holdings, LLC (the majority shareholder), Saxony Capital Management, LLC (SCM), Saxony Insurance Agency, LLC, RECA Group, Inc. (RECA), Coastline Financial Corp. and AB Capital, LLC.

The Company has an agreement with RECA to lease software on a month to month basis. The agreement may be terminated by either party with 30 days written notice. Total payments made by the Company during the year ended March 31, 2006 relating to this agreement were $12,300.

Pursuant to terms of an agreement with SCM, the Company will receive remuneration for providing administrative services to SCM. During the year ended March 31, 2006, the Company has received $1,200 from SCM, as payment for these services. In addition, the Company has been reimbursed $171,844 from SCM for commissions the Company has paid on SCM's behalf.

NOTE 6 - RELATED PARTY TRANSACTIONS - (Continued)

The Company has incurred expenses to AB Capital, LLC totaling $8,000 for services provided during the year and $3,716 of this amount was payable at March 31, 2006.

The Company has paid Coastline Financial Corp. $106,973 for expense reimbursements and business development services it provided the Company during the year ended March 31, 2006.

The Company has incurred expenses to Saxony Insurance Agency, LLC totaling $18,000 for licensing services provided during the year ended March 31, 2006.

NOTE 7 - CONTINGENCIES

The Company has been named as a defendant in two National Association of Securities Dealers, Inc. (NASD) arbitration matters. In the first matter, the Company and a former registered representative were named as defendants in which theft of $46,322 and unauthorized trading causing losses ranging from $106,000 and $140,000 were claimed. The claimant is seeking return of all related costs and $500,000 in compensatory and punitive damages. The Company has answered denying all claims. The Company vigorously defended this matter in arbitration and is awaiting the arbitration panel's decision. Although legal counsel for the Company is unable to determine the ultimate liability or the likelihood of an unfavorable outcome, the Company has paid $46,322 (of which $21,322 was reimbursed to the Company under its fidelity bond coverage during the fiscal year) to the defendant and has accrued an additional $83,678 regarding this matter.

In the second arbitration matter, the Company and two officers were named as defendants in which breach of a written agreement has been claimed. The claimant seeks special and general damages totaling $450,000, plus other damages and fees. The parties have reached an oral settlement agreement whereby neither party will pay the other any funds and the matter will be dismissed with prejudice. A written settlement and release agreement is being drafted to be executed by all parties.

NOTE 7 - CONTINGENCIES - (Continued)

In addition, the Company has received five customer complaints seeking damages and/or rescissions. In a complaint received in July 2005, the Company received a letter from a customer alleging improper handling of that customer's account and requested $20,000 as settlement.

In a complaint received in March 2005, the Company received a letter from the Missouri Department of Insurance on behalf of a customer alleging misleading information regarding a variable universal life insurance policy purchase. The customer requests that the purchase be cancelled and that the customer be reimbursed for income taxes resulting from the transaction. No dollar loss or recovery was mentioned in the letter, but the Company estimates the amount at issue is $3,134.

In a complaint received in January 2005, a customer has claimed unfair commissions charged to her account. Although not mentioned in the complaint, the estimated total charges at issue are less than $5,000.

In a complaint received in March 2004, a customer has requested the rescission of a $384,602 variable annuity purchase. No specific amount of loss incurred by the customer was mentioned in the complaint.

In a complaint received in March 2004, a customer has requested the "reinstatement" of equity mutual funds which were liquidated to purchase fixed annuities for $787,021. No specific amount of loss incurred by the customer was mentioned in the complaint.

The Company has investigated the above customer complaints and has determined that they are without merit and responded the same to the customer. The Company plans to vigorously defend itself against all these complaints; however, its legal counsel is unable to determine the ultimate liability or the likelihood of an unfavorable outcome for any of these actions. As of May 5, 2006, none of the above-referenced complaints have resulted in a formal statement of claim filed in arbitration.

NOTE 7 - CONTINGENCIES - (Continued)

Unasserted Claim - The Company received a letter from a former employer of a representative currently registered with the Company. The letter alleges that the registered representative violated the confidentiality and non-disclosure agreement executed with the former employer with regards to a private placement transaction that the Company is currently engaged. The Company has sent two letters in response to the allegation. Although no further correspondences or formal actions have yet occurred regarding this matter, the Company intends to vigorously defend this matter and at this time legal counsel for the Company is unable to determine the ultimate liability or the likelihood of an unfavorable outcome regarding this matter.

NOTE 8 - SHAREHOLDER AGREEMENTS

In conjunction with the sale of Company stock totaling 15% of the outstanding shares of common and preferred stock on September 2, 2003, the Company entered into an agreement that allows the purchasing shareholder to acquire any additional shares required for that shareholder to maintain a 15% ownership in the Company. In addition, the agreement contains employment terms and salary limits for all the shareholders and requires ownership approval for all owner compensation over a defined amount.

In conjunction with the sale of 145 shares of the Company's common stock on June 10, 2005, the Company entered into an agreement with the shareholder that places restrictions on the sale or any transfer of those shares. Terms of the agreement state that the Company's shareholders and then the Company have the right of first refusal to purchase any and all shares considered in a transfer. In addition, the Company's shareholders and then the Company have the option to purchase the shares upon the shareholder's death, disability or the termination of the contractual relationship between the shareholder and the Company. Other terms are contained therein.

NOTE 9 - OTHER AGREEMENTS

Third Party Broker Agreements - The Company has entered into agreements with other Broker/dealers (third party brokers) whereby the third party brokers will introduce securities transactions to the Company and the Company will then introduce the same transactions to the Company's Clearing Broker/dealer (see Note 3). This is commonly referred to as a piggyback arrangement. The third party brokers receive commissions from the Company for the transactions introduced to the Company's Clearing Broker/dealer less certain fees and charges. The agreements have initial 12 month terms that automatically extend for additional 12 month periods. Either party may terminate the agreement at any time with thirty days written notice. Additional terms state that each party will not hire or recruit registered representatives from the other without prior written consent and this term runs from the agreements inception through 12 months after its termination. Neither party may assign or transfer the rights held in the agreement without prior written consent of the other party. These agreements contain the same off-balance-sheet risk as discussed in Note 3.

Service Agreement - Effective January 1, 2006, the Company entered into an agreement for online continuing education services. The agreement has a three year term and for the remaining service period the fees schedule is $4,478 for year two and $4,478 for year three.